FIRST AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
TYLA-SIMONE'S WINGS, LLC

This First Amendment to the Limited Liability Company Agreement of Tyla-Simone's Wings, LLC (this "Amendment"), dated as of February 25, 2022 (the "Effective Date"), to and of the Limited Liability Company Agreement of Tyla-Simone's Wings, LLC (the "Company") dated as of February 17, 2020 (the "Agreement"), annexed hereto as Exhibit A, amends the Agreement of the Company, and is by, between and among the Members of the Company. Capitalized terms that are used but not defined herein shall have the meanings set forth in the Agreement.

NOW, THEREFORE, the Members hereby amend the Agreement as follows:

1. Section 1(b) of the Agreement is deleted in its entirety and replaced with the following:

> "   (b) "**Name and Place of Business**. The name of the Company shall be "Tyla-Simone's Wings, LLC," and its principal place of business shall be 7322 Southwest Freeway, Houston, Texas 77074. The Member may change such name, change such place of business or establish additional places of business of the Company as the Member may determine to be necessary or desirable."

2. Section 2 of the Agreement is amended to include the following:

> "   "**Initial Members**" means the Company is authorized to issue 1,000,000 units (the "Membership Units"), and the schedule of Members and the percentage ownership of the Company shall be identified in Schedule A hereof.

> "**Additional Members**" meant one or more additional members may be admitted to the Company with the majority consent of the Members. Prior to the admission of any such additional members to the Company, the Members shall amend this Agreement to make such changes as the Members shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

> "**Membership Interests; Certificates**" means the Company will not issue any certificates to evidence ownership of the membership interests."

3. Schedule A of the Agreement is added to include the following:

> "   SCHEDULE A
>   MEMBERS OF THE COMPANY

Name	Ownership Interests	Units Held
Monique Crayton	100%	800,000"

4. <u>Miscellaneous</u>.

a. <u>Counterparts</u>. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by facsimile) to the other parties hereto.

b. <u>Ratification</u>. Except as amended hereby, the Agreement shall remain in full force and effect as previously executed, and each Member hereby ratifies the Agreement as amended hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have caused this Amendment to be duly executed and delivered as of the Effective Date.

TYLA-SIMONE'S WINGS, LLC

By: Monique Crayton
Monique Crayton
Its Member

MEMBER:

Monique Crayton
Monique Crayton

EXHIBIT A
(LIMITED LIABILITY COMPANY AGREEMENT OF TYLA-SIMONE'S WINGS, LLC,
DATED AS OF FEBRUARY 17, 2020)